UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Notice of Exempt Solicitation
1.	Name of the Registrant:

Lear Corporation

2.	Name of person relying on exemption:

Pzena Investment Management, LLC

3.	Address of person relying on exemption:

120 West 45th Street, 20th Floor, New York, NY 10036

4.	Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1). The attached press releases were provided by Pzena Investment Management, LLC dated June 19, 2007 and June 20, 2007, respectively.

Press Release from Pzena Investment Management Regarding Lear Corporation’s Current 8-K Filing
The Form 8-K filed with the SEC by Lear Corporation today included a recent opinion of the Court of Chancery of the State of Delaware regarding a motion to enjoin the upcoming shareholder vote on American Real Estate Partner’s, LP (Carl Icahn’s investment company) proposal to acquire Lear.
Within the opinion is a statement regarding Pzena Investment Management’s decision to refrain from participating in an October, 2006 equity private placement offer. The court’s opinion stated that we declined the offer “saying the $23 per share price was too high.” This statement misrepresents the position taken by Pzena Investment Management regarding the offering.
The facts are as follows:
1.	We were asked to respond to Lear’s offer on an overnight basis. We determined that the offering price was far below the fair value for the equity. We strongly desired to participate, and communicated our interest to Lear management. At no time did we indicate that the price was too high.
2.	The offering, in the form of a private placement, presented numerous legal and operational considerations. Clients of registered investment advisers such as Pzena Investment Management generally restrict their adviser’s mandate to public securities. Given that this was an overnight offering, there was insufficient time to obtain approval or requisite funding to participate in the offering and Pzena Investment Management was reluctantly forced to decline.
This same set of facts impacted another Lear shareholder who we believe was similarly prevented from participating due to the structure and limited timeframe of the offering. As described in our SEC filings and communications with the company, Pzena has consistently believed that the fair value for Lear is between $55 and $60 per share.
We continue to believe that Lear shareholders should reject the current offering as the low offering price reflects conflicts of interest between management and public shareholders.

Press Release from Pzena Investment Management Regarding Today’s SEC Filing by Lear Corporation
New York, NY — In a filing with the SEC today Lear Corporation has contended that Pzena Investment Management acted in a manner contrary to our claim that Lear stock is worth between $55 and $60 per share. In the filing, they point to sales made during a specific time period, February 1, 2006 through February 14, 2007 as evidence of inconsistency. There are no inconsistencies given the fiduciary responsibilities borne by a registered investment advisor.
The facts are:
1) We sold shares based on client-directed account liquidations.
2) We sold shares based on client-related tax considerations.
3) As Lear’s share price recovered in late 2006, we sold shares to limit concentration risk in individual client accounts consistent with our responsibility as a discretionary investment advisor. Pzena’s standard investment approach is to increase position size as shares fall and to trim when share prices rise.
We continue to own 6.5 million shares of Lear stock representing approximately 8.5% of the firm, and as we have said, believe that the company is worth between $55 and $60 per share.
Contact:
Pzena Investment Management, Inc.
William Lipsey, 212-583-1408
Lipsey@Pzena.com